UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                    BCE INC.
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                                (Name of Issuer)


                           COMMON SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    05534B760
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                                 (CUSIP Number)


                                JEFFREY M. DAVIS
                        SENIOR LEGAL COUNSEL, INVESTMENTS
                      ONTARIO TEACHERS' PENSION PLAN BOARD
                          5650 YONGE STREET, 5TH FLOOR
                                TORONTO, ONTARIO
                                 CANADA M2M 4H5
                                 (416) 228-5900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 1, 2007
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  05534B760

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         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            ONTARIO TEACHERS' PENSION PLAN BOARD

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         2.     Check the Appropriate Box if a Member of a Group
                (See Instructions)
                                         (a)               (b)
                                             ----------        -----------

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         3. SEC Use Only

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         4. Source of Funds (See Instructions) OO

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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) [ ]

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         6. Citizenship or Place of Organization ONTARIO, CANADA

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                      7. Sole Voting Power                 50,802,638

Number of Shares
Beneficially
Owned by Each
Reporting Person
With
                    ------------------------------------------------------------

                      8. Shared Voting Power               -0-

                    ------------------------------------------------------------
                      9. Sole Dispositive Power            50,802,638

                    ------------------------------------------------------------
                     10. Shared Dispositive Power          -0-

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        11. Aggregate Amount Beneficially Owned by Each
            Reporting Person                               50,802,638
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        12. Check if the Aggregate Amount in Row (11) Excludes Certain     |_|
            Shares (See Instructions)

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        13. Percent of Class Represented by Amount in Row (11)         6.3%(1)


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        14. Type of Reporting Person (See Instructions) EP




----------------------------------

(1) Please see Item 5 for information regarding the percent of securities of Issuer held by Teachers'.

         This Amendment No. 1 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on April 9, 2007 (the "Schedule 13D") by Ontario Teacher's Pension Plan Board ("Teachers'") with respect to the Common Shares, no par value (the "Common Shares") of BCE Inc., a corporation organized under the laws of Canada (the "Issuer"). The address of the Issuer's principal executive offices is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.


ITEM 2.   IDENTITY AND BACKGROUND.

          ITEM 2 IS AMENDED AND RESTATED AS FOLLOWS:

            (a) This Amendment is being filed by Teachers', which previously filed a Schedule 13G with the SEC with respect to the Common Shares on February 2, 2007 and the Schedule 13D on April 9, 2007.

            (b) - (c) Teachers' is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers' is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

            The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers' is set forth in Schedule A hereto, and is incorporated herein by reference.

            (d) Neither Teachers', nor to the best of Teachers' knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither Teachers', nor to the best of Teachers' knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of the persons listed on Schedule A hereto is a citizen of Canada.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 IS AMENDED TO ADD THE FOLLOWING:

            The net amount of funds used by Teachers' to acquire the 8,018,700 additional Common Shares since the Schedule 13D was filed on April 9, 2007 was Cdn$316,577,009. The above amount of total consideration includes any commissions incurred in the making of the investments. All such purchases of Common Shares were funded by the pension fund managed by Teachers', which includes income from the fund's investment portfolio and contributions from members of the pension plan administered by Teachers'.

ITEM 5.   INTERESTS IN THE SECURITIES OF THE PURCHASER.

ITEM 5 IS AMENDED TO ADD THE FOLLOWING:

         (a) and (b) As of the date of this Amendment, Teachers' is the beneficial owner of 50,802,638 Common Shares, representing approximately 6.3% of the Common Shares outstanding, which percentage is calculated based upon 800.9 million Common Shares reported to be outstanding by the Issuer as of March 31, 2007. On May 2, 2007, subsequent to the filing of the Schedule 13D by Teachers', the Issuer filed its 2007 First Quarter Shareholder Report under a Report on Form 6-K with the SEC, which reflected a decrease of 6.7 million shares in the total number of outstanding Common Shares since December 31, 2006. Consequently, the percentage of Common Shares deemed to be beneficially owned by Teachers', as reported in this Amendment, reflects a net increase resulting from the purchases of Common Shares by Teachers', as disclosed herein, and the decrease in the total number of outstanding Common Shares, as reported by the Issuer. Teachers' has sole voting and dispositive power with respect to all of the Common Shares beneficially owned by it.

            As of the date of this Amendment, to the best of Teachers' knowledge, the following persons listed in Schedule A hereto beneficially own the following number of Common Shares (in each case the number of Common Shares representing less than 1% of the Common Shares outstanding, which percentage is calculated based upon 800.9 million Common Shares reported to be outstanding by the Issuer as of March 31, 2007) and, except as otherwise noted below, have sole voting power and sole dispositive power with respect to such Common Shares:


                                                         Common Shares
                      Name                             Beneficially Owned
                      ----                             ------------------

             (i) Jean Turmel                                  1,830

            (ii) Robert Bertram                               7,662(2)

           (iii) Brian Gibson                                 3,732

            (iv) Claude Lamoureux                             2,561(3)

             (v) Jim Leech                                      306(4)

            (vi) David McGraw                                   472(5)


----------------------------------

(2) Mr. Bertram shares voting power and dispositive power with his wife with respect to such Common Shares.

(3) Mr. Lamoureux shares voting power and dispositive power with his wife with respect to 731 of such Common Shares.

(4) Mr. Leech owns such Common Shares in an account over which he has no investment discretion.

(5) Mr. McGraw owns such Common Shares in an account over which he has no investment discretion.

           (vii) Sean Rogister                                   91

          (viii) Lee Sienna                                     500

            (ix) Alan Wilson                                    683

            Teachers' disclaims beneficial ownership of any Common Shares beneficially owned by any of the foregoing persons. The foregoing persons disclaim beneficial ownership of any Common Shares beneficially owned by Teachers'.

            Except as described above, neither Teachers' nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto beneficially owns any Common Shares.


         (c) Except as set forth above or in the attached Schedule B, Teachers' has not effected any transaction in Common Shares during the 60 days preceding the date of this Amendment. To the best of Teachers' knowledge, none of the persons listed on Schedule A hereto has effected any transactions in Common Shares in the past 60 days other than the following transactions:


                                                 Number of       Purchase         Price Per           Transaction
       Name           Date of Transaction      Common Shares      or Sale        Common Share       Effected Through
       ----           -------------------      -------------      -------        ------------       ----------------
   David McGraw          April 27, 2007             500            Sale           Cdn$39.24          Toronto Stock
                                                                                                        Exchange

     Jim Leech           April 26, 2007             400            Sale           Cdn$39.24          Toronto Stock
                                                                                                        Exchange

         (d) Not applicable.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2007

                                   ONTARIO TEACHERS' PENSION PLAN BOARD

                                   By: /s/ Roger I. Barton
                                       -----------------------------------------
                                   Name:  Roger I. Barton
                                   Title: Vice President, General Counsel and
                                          Secretary

                                   SCHEDULE A

       DIRECTORS, EXECUTIVE OFFICERS, AND CONTROLLING PERSONS OF TEACHERS'

NAME                               RESIDENCE OR BUSINESS ADDRESS               OCCUPATION OR EMPLOYMENT
---------------------------------- ------------------------------------------- ---------------------------------------
Jill Denham                        36 Bayview Wood                             Former Vice-Chair, CIBC Retail Markets
(Director)                         Toronto, ON   M4N 1R7

Helen Kearns                       71 Hudson Drive                             President of R.S. Bell & Associates
(Director)                         Toronto, ON   M4T 2K2

Hugh Mackenzie                     418 Markham Street                          Economic Consultant
(Director)                         Toronto, ON   M6G 2L2

Louis Martel                       Greystone Managed Investments Inc.          Vice-President, Greystone Managed
(Director)                         Canada Trust Tower, BCE Place               Investments Inc.
                                   Toronto, ON   M5J 2S1

Guy Matte                          7083 Notre-Dame                             Former Executive Director of the
(Director)                         Orleans, ON   K1C 1J1                       Association des enseignantes et des
                                                                               enseignants franco-ontariens

Eileen Mercier                     199 Cranbrooke Avenue                       Former Senior Vice-President and
(Chairperson)                      Toronto, ON   M5M 1M6                       Chief Financial Officer of
                                                                               Abitibi-Price Inc.

Sharon Sallows                     40 Edgar Avenue                             Partner, Ryegate Capital Corporation
(Director)                         Toronto, ON   M4W 2A9

Jean Turmel                        Perseus Capital Inc.                        President, Perseus Capital Inc.
(Director)                         1155 Metcalfe St., 1st floor
                                   Montreal, Quebec   H3B 5G2

Roger Barton                       5650 Yonge Street, 5th Floor                Vice-President, General Counsel &
                                   Toronto, ON   M2M 4H5                       Secretary of Teachers'

Robert Bertram                     5650 Yonge Street, 5th Floor                Executive Vice-President, Investments
                                   Toronto, ON   M2M 4H5                       of Teachers'

John Brennan                       5650 Yonge Street, 5th Floor                Vice-President, Human Resources &
                                   Toronto, ON   M2M 4H5                       Public Affairs of Teachers'

Russ Bruch                         5650 Yonge Street, 5th Floor                Vice-President, Investment Operations
                                   Toronto, ON   M2M 4H5                       & Chief Information Officer of
                                                                               Teachers'

Zev Frishman                       5650 Yonge Street, 5th Floor                Vice-President, Structured Portfolios
                                   Toronto, ON   M2M 4H5                       & External Managers of Teachers'


NAME                               RESIDENCE OR BUSINESS ADDRESS               OCCUPATION OR EMPLOYMENT
---------------------------------- ------------------------------------------- ---------------------------------------

Brian Gibson                       5650 Yonge Street, 5th Floor                Senior Vice-President, Public
                                   Toronto, ON   M2M 4H5                       Equities of Teachers'

Stephen Dowd                       5650 Yonge Street, 5th Floor                Vice-President, Infrastructure of
                                   Toronto, ON   M2M 4H5                       Teachers'

Dan Houle                          5650 Yonge Street, 5th Floor                Vice-President, Business Solutions
                                   Toronto, ON   M2M 4H5                       Investment I&T of Teachers'

Wayne Kozun                        5650 Yonge Street, 5th Floor                Vice-President, Tactical Asset
                                   Toronto, ON   M2M 4H5                       Allocation, of Teachers'

Claude Lamoureux                   5650 Yonge Street, 5th Floor                President and Chief Executive Officer
                                   Toronto, ON   M2M 4H5                       of Teachers'

Jim Leech                          5650 Yonge Street, 5th Floor                Senior Vice-President, Teachers'
                                   Toronto, ON   M2M 4H5                       Private Capital of Teachers'

Peter Maher                        5650 Yonge Street, 5th Floor                Vice-President, Audit Services of
                                   Toronto, ON   M2M 4H5                       Teachers'

Rosemarie McClean                  5650 Yonge Street, 5th Floor                Senior Vice-President Member Services
                                   Toronto, ON   M2M 4H5                       of Teachers'

David McGraw                       5650 Yonge Street, 5th Floor                Vice-President and Chief Financial
                                   Toronto, ON   M2M 4H5                       Officer of Teachers'

Dean Metcalf                       5650 Yonge Street, 5th Floor                Vice-President, Teachers' Private
                                   Toronto, ON   M2M 4H5                       Capital of Teachers'

Ron Mock                           5650 Yonge Street, 5th Floor                Vice-President, Alternative
                                   Toronto, ON   M2M 4H5                       Investments of Teachers'

Phil Nichols                       5650 Yonge Street, 5th Floor                Vice-President, IT Member Services of
                                   Toronto, ON   M2M 4H5                       Teachers'

Neil Petroff                       5650 Yonge Street, 5th Floor                Senior Vice-President, Tactical Asset
                                   Toronto, ON   M2M 4H5                       Allocation & Alternative Investments
                                                                               of Teachers'

Sean Rogister                      5650 Yonge Street, 5th Floor                Senior Vice-President, Fixed Income
                                   Toronto, ON   M2M 4H5                       of Teachers'

Lee Sienna                         5650 Yonge Street, 5th Floor                Vice-President, Teachers' Private
                                   Toronto, ON   M2M 4H5                       Capital of Teachers'

Andrew Spence                      5650 Yonge Street, 5th Floor                Vice-President, and Chief Economist
                                   Toronto, ON   M2M 4H5                       of Teachers'

Erol Uzumeri                       5650 Yonge Street, 5th Floor                Vice-President, Teachers' Private
                                   Toronto, ON   M2M 4H5                       Capital of Teachers'


NAME                               RESIDENCE OR BUSINESS ADDRESS               OCCUPATION OR EMPLOYMENT
---------------------------------- ------------------------------------------- ---------------------------------------

Alan Wilson                        5650 Yonge Street, 5th Floor                Vice-President, Fixed Income Credit
                                   Toronto, ON   M2M 4H5                       of Teachers'

Rosemary Zigrossi                  5650 Yonge Street, 5th Floor                Vice-President, Venture Capital of
                                   Toronto, ON   M2M 4H5                       Teachers'

Barbara Zvan                       5650 Yonge Street, 5th Floor                Senior Vice-President, Asset Mix &
                                   Toronto, ON   M2M 4H5                       Risk of Teachers'


                                   SCHEDULE B

                   TRANSACTIONS IN COMMON SHARES BY TEACHERS'


                           Number of Common      Purchase        Price per Common               Transaction
    Date of Transaction         Shares           or Sale              Share                  Effected Through
    -------------------         ------           -------              -----                  ----------------
       May 23, 2007            500,000           Purchase           Cdn$39.33              Toronto Stock Exchange
       May 24, 2007            247,000           Purchase           Cdn$39.53              Toronto Stock Exchange
       May 24, 2007            250,000           Purchase           Cdn$39.38              Toronto Stock Exchange
       May 24, 2007            250,000           Purchase           Cdn$39.38              Toronto Stock Exchange
       May 24, 2007           1,098,100          Purchase           Cdn$39.33              Toronto Stock Exchange
       May 25, 2007            500,000           Purchase           Cdn$39.53              Toronto Stock Exchange
       May 25, 2007            200,000           Purchase           Cdn$39.53              Toronto Stock Exchange
       May 28, 2007            500,000           Purchase           Cdn$39.45              Toronto Stock Exchange
       May 29, 2007            700,000           Purchase           Cdn$39.53              Toronto Stock Exchange
       May 29, 2007            600,000           Purchase           Cdn$39.53              Toronto Stock Exchange
       May 29, 2007            250,000           Purchase           Cdn$39.53              Toronto Stock Exchange
       May 30, 2007            500,000           Purchase           Cdn$39.38              Toronto Stock Exchange
       May 30, 2007            538,200           Purchase           Cdn$39.41              Toronto Stock Exchange
       May 31, 2007            612,400           Purchase           Cdn$39.51              Toronto Stock Exchange
       May 31, 2007            335,000           Purchase           Cdn$39.52              Toronto Stock Exchange
       June 1, 2007            928,000           Purchase           Cdn$39.73              Toronto Stock Exchange
       June 1, 2007            10,000            Purchase           Cdn$39.73              Toronto Stock Exchange
